[SASMF Letterhead]

September 24, 2008

VIA EDGAR AND FEDEX H. R. Hallock, Jr. Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-4720

RE:	Comments Regarding RMR Fund Mergers

Dear Mr. Hallock:

This letter is in response to the questions you raised in telephone calls on September 18, 2008 and September 19, 2008 in connection with the staff ( the "Staff") of the Securities and Exchange Commission's (the "Commission") review of the Registration Statement on Form N-2 (File No. 811-22234) filed by RMR Real Estate Income Fund ("New RMR") pursuant to Section 8(b) of the Investment Company Act of 1940, as amended (the "1940 Act"), and the Proxy/Prospectus on Form N-14 (File No. 333-153201) filed by New RMR, RMR Hospitality and Real Estate Fund ("RHR") and RMR F.I.R.E. Fund ("RFR").

As a threshold matter, this transaction involves two separate but related elements.  One element is the registration under the 1940 Act of New RMR, a new closed-end management investment company.  The other element is the combination (the "Combination") of each of RHR, RFR and RMR Real Estate Fund ("Old RMR," and collectively with RHR and RFR, the "Acquired Funds"), each a fully operational, exchange listed closed-end management investment company, with New RMR.  The Combination would be implemented through New RMR's acquisition, in separate transactions, of the assets and liabilities of each Acquired Fund in exchange for newly issued shares of New RMR, which in turn would be distributed to the shareholders of the Acquired Funds.  Upon completion of the Combination, the three Acquired Funds would be combined into one new fund, New

H. R. Hallock, Jr.
September 24, 2008

RMR, and shareholders of the Acquired Funds would all becomes shareholders of New RMR.  The three Acquired Funds would then be dissolved.

Filings on Form N-2 and Form N-14

You have asked us to explain the filing process we used for New RMR.

Section 8(a) of the 1940 Act requires investment companies to file a notification of registration in such form as the Commission shall prescribe.  The Commission has designated Form N-8A as the proper form for filing a notification of registration under Section 8(a) of the 1940 Act.  Additionally, Section 8(b) of the 1940 Act, and Rule 8b-10 thereunder, require investment companies to file a registration statement in accordance with the form prescribed therefor by the Commission.  The only form for closed-end management investment companies prescribed by the Commission for this purpose is Form N-2.1  Thus, to effect the required registration as a closed-end management investment company under the 1940 Act, New RMR must file a Form N-8A and a Form N-2.

The shares to be issued by New RMR in connection with the Combinations will be considered issued in a public offering and that offering must be registered under the Securities Act of 1933, as amended (the "1933 Act").  The Commission has promulgated Form N-14 for use in registering, under the 1933 Act, securities issued in transactions described in General Instruction A to Form N-14.  The Combinations of each of RHR and RFR with New RMR are within subparagraph (1) of General Instruction A.  The Combination of Old RMR with New RMR is within subparagraph (2) of General Instruction A.

In connection with their Combinations with New RMR, RHR and RFR must also solicit proxies from their shareholders to approve such Combinations.  Pursuant to Rule 14a-3(a) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), RHR and RFR must furnish their shareholders with a proxy statement containing the information specified in Schedule 14A, or a proxy statement included in a registration statement filed under the 1933 Act on Form N-14.

                         Because the consideration being offered to RHR and RFR shareholders in RHR's and RFR's Combinations with New RMR consists of securities registered under the 1933 Act, Instruction 1 to Schedule 14A, Item 14, requires RHR and RFR to furnish the information specified by Form N-14.  Said differently, the proxies for the Combinations must contain the information required by Form N-14.

[1]	See Form N-2, General Instruction A.

H. R. Hallock, Jr.
September 24, 2008

Because the Commission has not prescribed Form N-14 as a registration statement under Section 8(b) of the 1940 Act, 2  New RMR must file (1) a Form N-2 to register under the 1940 Act, and (2) a Form N-14 to register the public offering of its shares issued in connection with the Combinations under the 1933 Act and furnish a proper proxy statement to RHR and RFR shareholders under the 1934 Act.

The disclosure required by Form N-14 includes nearly all of the information required under Form N-2, and thus Form N-14 functionally requires New RMR to disclose of all of the information New RMR would otherwise have to disclose on Form N-2 pursuant to Section 8(b) of the 1940 Act.  In light of this, we have elected to use the same content we prepared for New RMR's Form N-14 in New RMR's Form N-2.  As a result, the same core disclosure package serves three separate functions: (1) registration under the 1933 Act pursuant to Form N-14, (2) proxy disclosure under the 1934 Act pursuant to Form N-14 and (3) registration under the 1940 Act pursuant to Form N-2.  The disclosure is compliant with both Form N-14 and Form N-2 and we included a cross-reference sheet with New RMR's Form N-2 identifying the location of each Form N-2 item in its registration statement.

The inclusion of information responsive to Form N-14-specific items (i.e., information that is not duplicative of what Form N-2 requires) may be included in New RMR's Form N-2 registration statement so long as it is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information Form N-2 requires.3  We believe the information included in New RMR's Form N-2 registration statement that is not required by Form N-2 satisfies this requirement.  Moreover, the information required by Form N-2 need not be in any particular order (with the exception that Items 1,2,3, and 4 must appear in order in the prospectus and not be preceded or separated by any other information) and should be organized to make it easy to understand the organization and operation of the registrant.4  The presentation of New RMR's Form N-2 satisfies this requirement as well.

Apart from the legal considerations discussed above, we also believe this approach is appropriate because it:

[2]	Compare Form N-14, General Instruction A, with Form N-2, General Instruction A.

[3]	See General Instruction 2 for Parts A and B of Form N-2.

[4]	See General Instruction 1 for Parts A and B of Form N-2.

H. R. Hallock, Jr.
September 24, 2008

•
avoids unnecessary duplication of effort for both the Staff and New RMR by using identical disclosure content and formatting to satisfy the vast majority of the requirements of two different registration regimes; and

•	avoids the risk that two versions of essentially the same disclosure will give rise to interpretive ambiguities and result in confusion or litigation.

Shareholder Voting Requirements for the Acquired Funds

You have also asked us to explain why Old RMR's Combination with New RMR does not require a shareholder vote, whereas each of RHR's and RFR's respective Combinations with New RMR do require a shareholder vote.

1940 Act

Subsection (a)(3) of Rule 17a-8 under the 1940 Act requires a "majority of the outstanding" voting securities (as defined in Section 2(a)(42) of the 1940 Act) of any Merging Company that is not a Surviving Company (each as defined in Rule 17a-8) to approve the Combinations unless:

•
no policy of the Merging Company that under Section 13 of the 1940 Act ("Section 13 Policies") could not be changed without a vote of a majority of its outstanding voting securities, is materially different from a Section 13 Policy of the Surviving Company;[5]

[5]	Section 13 of 1940 Act requires a "majority of the outstanding" voting securities of an investment company to approve the following actions:

(1) change from an open-end to a closed-end company (or vice-versa), or change from a diversified to a non-diversified company.

(2) borrow money, issue senior securities, underwrite securities issued by other persons, purchase or sell real estate or commodities or make loans to other persons, except in each case in accordance with the recitals of policy contained in its registration statement in respect thereto.

(3) deviate from its policy in respect of concentration of investments in any particular industry or group of industries as recited in its registration statement, deviate from any investment policy which is changeable only if authorized by shareholder vote, or deviate from any policy recited in its registration statement pursuant to section 8(b)(3) of the 1940 Act (i.e., other fundamental policies).

(4) change the nature of its business so as to cease to be an investment company.

H. R. Hallock, Jr.
September 24, 2008

•
no advisory contract between the Merging Company and any investment adviser thereof is materially different from an advisory contract between the Surviving Company and any investment adviser thereof, except for the identity of the investment companies as a party to the contract;

•
directors of the Merging Company who are not interested persons of the Merging Company and who were elected by its shareholders, will comprise a majority of the directors of the Surviving Company who are not interested persons of the Surviving Company; and

•
any distribution fees (as a percentage of the fund's average net assets) authorized to be paid by the Surviving Company pursuant to a plan adopted in accordance with Rule 12b-1 are not greater than the distribution fees (as a percentage of the fund's average net assets) authorized to be paid by the Merging Company pursuant to such a plan.[6]

Here, each Acquired Fund is a "Merging Company" and New RMR is the "Surviving Company."  Therefore, Rule 17a-8 does not require an Acquired Fund's shareholders to vote on its Combination with New RMR if all four of the above conditions are met.  When the Commission added subsection (a)(3) to Rule 17a-8 in 2002, it expressly contemplated the fact that some mergers pursuant to Rule 17a-8 would be effectuated without a vote of the Merging Company's shareholders.7  In particular, the Commission originally proposed to require shareholders of a Merging Company to approve the merger in all cases; however, commenters persuaded the Commission that it should only require a Merging Company's shareholders to approve the merger, independent of state law requirements, in situations where the merger would result in a change that, in a context other than a merger, would require a shareholder vote under the 1940 Act.8  The Commission stated, "We believe such an approach has merit because it would preserve important values embodied in the [1940 Act] while reducing the need for a fund to incur the

[6]	No Acquired Fund has a 12b-1 Plan and New RMR will not have a 12b-1 Plan.

[7]	See Investment Company Mergers, 1940 Act Rel. No. 25666 (Jul. 18, 2002) ("IC-25666").

[8]	See id.; see also Investment Company Mergers, 1940 Act Rel. No. 25259 (Nov. 8, 2001).

H. R. Hallock, Jr.
September 24, 2008

expense of soliciting proxies when the merger may not raise significant issues for shareholders."9

Old RMR's Combination with New RMR meets each of the conditions of Rule 17a-8(a)(3) that allow a Merging Company to consummate a merger without obtaining a shareholder vote.  No Section 13 Policy of New RMR is materially different from a Section 13 Policy of Old RMR, New RMR's investment advisory contract with RMR Advisors, Inc. (the "Advisor") will not be materially different from Old RMR's investment advisory contract with the Advisor, and New RMR's Board of Trustees will consist of the same Trustees as Old RMR's Board of Trustees, including the disinterested Trustees who were previously elected by Old RMR's shareholders.  Accordingly, no shareholder vote is required under the 1940 Act.

In contrast, RHR's and RFR's respective Combinations with New RMR arguably do not meet all of the conditions of Rule 17a-8(a)(3).  Although RHR's and RFR's investment objectives are substantially similar to New RMR's investment objectives, each of RHR's and RFR's investment objectives are different enough from New RMR's investment objectives that we have determined, out of an abundance of caution, that shareholder approval of RHR's and RFR's respective Combinations with New RMR may be required under Rule 17a-8 due to the potential that RHR's and RFR's Section 13 Policies may be "materially different" from New RMR's Section 13 Policies.

Lastly, pursuant to Section 18(a)(2) of the 1940 Act, each Acquired Fund's bylaws contain provisions requiring a class vote of each Acquired Fund's preferred shareholders in certain circumstances.  In particular, preferred shareholders of an Acquired Fund are entitled to a class vote if (1) the Acquired Fund's Combination with New RMR were to "adversely affect" the preferred shares or (2) the Acquired Fund's Combination with New RMR would require a vote pursuant to Section 13(a) of the 1940 Act.  The Combinations of each Acquired Fund with New RMR would not appear to "adversely affect" any Acquired Fund's preferred shares.10 Furthermore, as explained above, Old RMR's Combination with New RMR does not require a vote of shareholders pursuant to Section 13(a) of the 1940 Act.  Accordingly, Old RMR's preferred shareholders are not entitled to a class vote on Old RMR's Combination with New RMR.  On the other hand, the respective

[9]	IC-25666.

[10]
After the consummation of each Acquired Fund's merger with New RMR, preferred shareholders of each Acquired Fund will continue to hold a preferred equity security with a liquidation preference of $25,000, a regular distribution rate set at periodic auctions and terms that are otherwise substantively identical.

H. R. Hallock, Jr.
September 24, 2008

Combinations of each of RHR and RFR with New RMR arguably do require a vote of shareholders pursuant to Section 13(a) of the 1940 Act (via Rule 17a-8(a)(3)), and so each of RHR's and RFR's preferred shareholders would also be entitled to a class vote on each of RHR's and RFR's Combination with New RMR.

No Other Voting Requirement

There is no other shareholder voting requirement applicable to Old RMR.  Massachusetts law does not expressly provide for shareholder voting requirements for Massachusetts business trusts, but rather leaves this issue to each individual Massachusetts business trust's declaration of trust.  Old RMR's Declaration of Trust does not require a vote of shareholders in the case of a sale of all or substantially all of its assets, or its liquidation or termination, when at least 75% of Old RMR's Trustees have approved such actions, unless shareholder approval is otherwise required by applicable law.  Finally, the rules of the American Stock Exchange, as applicable here, only require a shareholder vote in the event that a listed company issues common shares in an acquisition that could result in an increase of 20% or more in the listed company's outstanding common shares, which is not the case for old RMR.

Section 17(d) and Rule 17d-1 Implications of the Compensatory Payments

In connection with each of RHR's and RFR's Combination with New RMR, RHR and RFR will each lose a portion of the benefit of its contractual fee waiver with RMR Advisors, Inc., the investment adviser to each of RHR and RFR.  This is because New RMR's contractual advisory fee waiver with the Advisor expires on December 18, 2008 (which likely will be prior to completion of the Combinations), whereas RHR's and RFR's contractual advisory fee waivers with the Advisor expire on April 27, 2009 and November 22, 2009, respectively.  To compensate RHR and RFR for the reduction in the duration of their contractual advisory fee waivers, the Advisor has agreed to pay RHR and RFR the net present value of their respective fee waivers as of the closing date of each of RHR's and RFR's Combination with New RMR (the "Compensatory Payments").  You have asked us to address whether the Compensatory Payments raise any issues under Section 17(d) or Rule 17d-1 of the 1940 Act.

Rule 17d-1 prohibits registered investment companies and their affiliates, such as the Advisor, from entering into any joint enterprise or other joint arrangement without an exemptive order from the Commission.  The Compensatory Payments are not a joint enterprise or other joint arrangement, either individually or collectively.  Each of RHR's and RFR's respective Compensatory Payments are the product of an arm's-length contract negotiation between the Advisor, on the one

H. R. Hallock, Jr.
September 24, 2008

hand, and each fund, on the other hand, and do not in any way implicate the conflict of interest abuses that Section 17(d) was intended to prevent.

Indeed, the disinterested Trustees are requiring that the Advisor take action to mitigate the loss of fee waivers in connection with the Combinations.  The result of this requirement was an arm's-length negotiation between each of RHR and RFR, on the one hand, and the Advisor, on the other hand, the result of which was the Compensatory Payments.  This process bespeaks of an independent Board of Trustees negotiating with its fund's investment adviser on behalf of shareholders and extracting a concession from the Advisor.

This position is consistent with the treatment of merger-related expenses under Rule 17d-1.  Rule 17d-1(d)(8) allows an investment adviser to bear expenses in connection with an investment company "merger" without obtaining exemptive relief from the Commission.  The Commission adopted subsection (d)(8) of Rule 17d-1 as part of the same package of regulatory relief as Rule 17a-8.11  The Commission recognized that, "[i]n the course of a merger involving an investment company, its investment adviser may secure certain incremental financial benefits such as potentially greater fees,"12 and that the investment adviser, "in turn, may propose to bear expenses associated with the transaction, either directly or by reimbursing the participating investment companies."13  Here, the Combinations of RHR and RFR with New RMR will result in the Advisor securing a larger investment advisory fee with respect to the assets formally attributable to each of RHR and RFR since the duration of the contractual advisory fee waiver otherwise applicable to such assets will be reduced.  To compensate each of RHR and RFR, the Advisor has agreed to reimburse each of RHR and RFR for this expense of their respective Combinations with New RMR via the Compensatory Payments.  The Compensatory Payments thus fall squarely within the types of "expenses" the Commission contemplated in adopting subsection (d)(8) of Rule 17d-1.

We look forward to continuing to work with you on this matter.  If you have any further questions, please do not hesitate to call me at 617-573-4814.

[11]	See Mergers and Consolidations Involving Registered Investment Companies, 1940 Act Rel. No. 11053 (Feb. 19, 1980).

[12]	Mergers and Consolidations Involving Registered Investment Companies, 1940 Act Rel. No. 10886 (Oct. 2, 1979).

[13]	Id.

H. R. Hallock, Jr.
September 24, 2008

Sincerely,
/s/ Thomas A. DeCapo
Thomas A. DeCapo

cc:	Frank J. Donaty, Assistant Director
Jeremiah J. DeMichaelis, Branch Chief